Exhibit 99.1

Contacts:
ASUR Lic. Adolfo Castro +52+55-5284-0408 acastro@asur.com.mx Lic. David Barlow +52-55-5284-0483 dbarlow@asur.com.mx	InspIR Group Susan Borinelli +1-646-330-5907 susan@inspirgroup.com

ASUR Announces Resolutions Approved at the

General Annual Ordinary Shareholders’ Meeting held on April 23rd, 2026

MEXICO CITY, April 23rd, 2026 - Grupo Aeroportuario del Sureste, S.A.B. de C.V. (NYSE: ASR; BMV: ASUR) (ASUR), a leading international airport group with operations in Mexico, the U.S. and Colombia, today announced that shareholders approved the following resolutions and considered the following matters at the General Annual Ordinary Shareholders' Meeting held in Mexico City on April 23rd, 2026:

General Annual Ordinary Meeting

Summary of Resolutions

1.	Approval of the report submitted by the Chief Executive Officer to the Board of Directors, accompanied by the independent auditor’s report, with respect to the operations and results of the Company during the fiscal year ended December 31st, 2025, as well as the Board of Directors’ opinion regarding the content of said report.

2.	Approval of the report submitted by the Board of Directors which contains the principal accounting and reporting policies and criteria followed in the preparation of the Company’s financial information. Furthermore, note was taken of the report submitted by the Board of Directors with respect to the transactions entered into with Related Persons and Relevant Shareholders, or contracts exceeding US$2,000,000.00.

3.	Due note was taken that the report of the activities and operations in which the Board of Directors intervened, pursuant to Article 28 IV (e) of the Securities Market Law, was not prepared because during the fiscal year ended on December 31st, 2025, the Board of Directors did not intervene in any such activities or operations to be reported.

4.	Approval of the audited individual and consolidated financial statements of the Company for the year ended December 31st, 2025.

5.	Approval of the report submitted by the Audit and Corporate Practices Committee of the Company with respect to its activities during the fiscal year ended December 31st, 2025.

6.	Approval of the activities of the Board of Directors during the year ended December 31st, 2025.

7.	Approval of the report on fulfillment of the tax obligations of the Company for the fiscal year ended December 31st, 2024. Due note was taken that the report for the year ended December 31st, 2025 has not yet been issued and will be presented for approval at the first General Shareholders’ Meeting to be held after the report is issued.

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8.	Approval to set aside Ps. 6.00 (six pesos and zero cents, Mexican legal tender) from the accumulated net profits for the year ended December 31st, 2025 to increase the legal reserve of the Company, in accordance with Article 20 of the Mexican General Corporations Law (Ley General de Sociedades Mercantiles).

9.	Approval of an ordinary net cash dividend from accumulated retained earnings in the amount of Ps. 10.00 (ten pesos and zero cents, Mexican legal tender) per share, payable in May 2026, to be paid out in a single installment to each of the outstanding, common, Series “B” and “BB” shares representing the paid-in capital stock of the Company, and that are issued, subscribed, fully paid and released on such date and (ii) the taxes that the Company incurs with respect to the dividend payment.

Payment of the ordinary dividend shall be made through the Variable Income (Renta Variable) department of S.D. Indeval, S.A. de C.V., at its offices located at Paseo de la Reforma No. 255-3rd floor, Colonia Cuauhtemoc, 06500, Mexico City, Mexico, from Monday through Friday from 9:30 through 13:00 hours as of May 28th, 2026. Payment of the dividend shall be made against delivery of coupon “22” (twenty-two) of the outstanding stock certificates in accordance with the terms notified to shareholders.

The dividend payment notices shall be published no later than April 24th, 2026 in a newspaper in general circulation.

10.	Approval to set aside all remaining accumulated net profits for the year ended December 31st, 2025 for the repurchase of shares by the Company during the fiscal year 2026, pursuant to Article 56 of the Securities Market Law.

11.	Approval of the activities of the Board of Directors, Chief Executive Officer, Secretary and Assistant Secretary during the year ended December 31st, 2025, and release from any liability they might have incurred in the execution of their duties.

12.	Ratification of all members and alternate members of the Board of Directors, as well as ratification of non-member Secretary and Assistant Secretary of the Board of Directors.

13.	Ratification of Mr. Guillermo Ortiz Martínez as Chairman of the Audit Committee.

14.	Ratification of Ms. Bárbara Garza Lagüera Gonda, Mr. Fernando Chico Pardo and Mr. José Antonio Pérez Antón as members of the Nominations and Compensation Committee.

15.	Approval of the proposal made by the Nominations and Compensation Committee to pay the following compensation to the members of the management bodies of the Company:

-	Each member of the Board of Directors will receive Ps. 110,000.00 (one hundred and ten thousand pesos 00/100 Mexican currency), plus travel expenses, if any, per meeting attended.

-	Each member of the Audit and Corporate Practices Committee will receive Ps. 150,000.00 (one hundred and fifty thousand pesos 00/100 Mexican Currency), plus travel expenses, if any, per meeting attended.

-	Each member of the Operations Committee will receive, Ps. 110,000.00 (one hundred and ten thousand pesos 00/100 Mexican currency), plus travel expenses, if any, per meeting attended.

-	Each member of the Nominations and Compensation Committee will receive Ps. 110,000.00 (one hundred and ten thousand pesos 00/100 Mexican currency), plus travel expenses, if any, per meeting attended.

-	Each member of the Acquisitions and Contracts Committee will receive Ps. 40,000.00 (forty thousand pesos 00/100 Mexican Currency), plus travel expenses, if any, per meeting attended.

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Special delegates of the Ordinary Annual General Shareholders’ Meeting were appointed to appear before a notary public to legalize the minutes of the meeting and to undertake any other action necessary to formalize and give effect to the resolutions taken at this meeting.

About ASUR

Grupo Aeroportuario del Sureste, S.A.B. de C.V. (ASUR) is a leading international airport operator with a portfolio of concessions to operate, maintain, and develop 16 airports across the Americas. The Company operates nine airports in southeast of Mexico, including Cancún Airport, the largest tourist gateway in Mexico, the Caribbean, and Latin America; as well as six airports in northern Colombia, including Medellin international airport (Rionegro), the second busiest in Colombia.

ASUR also holds a 60% interest in Aerostar Airport Holdings, LLC, operator of Luis Muñoz Marin International Airport in San Juan, the capital of Puerto Rico, the island’s primary international gateway. San Juan Airport was the first and remains the only major airport in the U.S. to have successfully completed a public–private partnership under the FAA Pilot Program. ASUR has recently expanded into airport commercial services through ASUR US Airports, which partners with airports and airlines to deliver enhanced retail and passenger experiences. ASUR US Airports operates at major U.S. hubs, including Los Angeles International, Chicago O’Hare, and John F. Kennedy International, and has historically shown competitive performance against U.S. commercial revenue benchmarks.

Headquartered in Mexico, ASUR is listed on both the Mexican Bolsa (BMV) under the symbol ASUR, and on the NYSE in the U.S., where it trades under the symbol ASR. One ADS represents ten (10) B-series shares. For further information, visit www.asur.com.mx

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